FIRST KANSAS
FINANCIAL CORPORATION

02024167

P.E.
12/31/01

RECD S.E.C.
MAR 2 2 2002
080

FIRST KANSAS FINANCIAL CORPORATION

2001 ANNUAL REPORT TO STOCKHOLDERS

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL P

FKAN
NASDAQ
LISTED

FIRST KANSAS FINANCIAL CORPORATION
ANNUAL REPORT

TABLE OF CONTENTS

FIRST KANSAS
FINANCIAL CORPORATION

600 Main Street
P.O. Box 9
Osawatomie, KS 66064-0009
(913) 755-3033
FAX (913) 755-2795

To Our Stockholders:

On behalf of our Board of Directors and employees, I am pleased to enclose for your review the 2001 Annual Report to Stockholders of First Kansas Financial Corporation.

At December 31, 2001, our assets totaled $152.7 million, as compared to $150.0 million at December 31, 2000. Stockholders' equity was $16.77 per share at December 31, 2001, as compared to stockholders' equity of $15.49 per share at December 31, 2000.

For the fiscal year ended December 31, 2001, we earned $637,000 or $.64 per diluted share, as compared to net income of $1.1 million, or $.96 per share, for the fiscal year ended December 31, 2000.

As always, we remain dedicated to enhancing stockholder value. To this end, during 2001 we repurchased 111,587 shares of our stock at an average price of $14.56 per share, which was accretive to book value and earnings per share. We thank you for your investment in, and continued support of, First Kansas Financial Corporation.

Sincerely,

Larry V. Bailey
President and Chief Executive Officer

Corporate Profile

First Kansas Financial Corporation (the "Company") is a Kansas corporation organized in February of 1998 at the direction of First Kansas Federal Savings Association (the "Association") to acquire all of the capital stock that the Association issued in its conversion from the mutual to stock form of ownership (the "Conversion"). On June 25, 1998, the Association completed the Conversion and became a wholly owned subsidiary of the Company. Pursuant to the Conversion, First Kansas Federal Savings Association changed its name to First Kansas Federal Savings Bank (the "Bank"). The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage, provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the Conversion.

The Bank was originally chartered in 1899 as "The Consolidated Building and Loan Association" and commenced operations that same year. In 1938, the Bank became a member of the Federal Home Loan Bank System, obtained a federal charter and changed its name to "First Federal Savings and Loan Association of Osawatomie." In 1983, the Bank changed its name to "First Kansas Federal Savings Association."

The Bank is a federally chartered stock savings bank headquartered in Osawatomie, Kansas, with six branch offices located in the Kansas counties of Miami, Bourbon, Mitchell and Phillips. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS") and its deposits are federally insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Topeka, which is one of the 12 regional banks in the FHLB System.

The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by single-family residential real estate and investment securities, including mortgage-backed securities.

Stock Price Information

The Company's common stock is traded on the Nasdaq SmallCap Market under the trading symbol of "FKAN." The following table reflects high and low sale closing prices as published by the *Nasdaq SmallCap Market* for the calendar quarters indicated. The prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

	High	Low	Dividends
2000			
First Quarter	$10.78	$8.50	$.05/share
Second Quarter	$10.75	$9.50	$.05/share
Third Quarter	$12.56	$11.25	$.05/share
Fourth Quarter	$12.50	$11.31	$.05/share
2001			
First Quarter	$15.00	$12.06	$.05/share
Second Quarter	$14.88	$13.65	$.05/share
Third Quarter	$14.56	$13.25	$.05/share
Fourth Quarter	$14.50	$14.00	$.05/share

The number of shareholders of record of common stock as of March 11, 2002 was approximately 287. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 11, 2002, there were 922,568 shares of the Company's common stock outstanding.

The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory requirements imposed by the OTS.

Selected Financial Ratios and Other Data

	At or For the Years Ended December 31,	
	2001	2000
Return on average assets	0.42 %	0.74%
Return on average equity	3.72	6.04
Average equity to average assets ratios	11.36	12.27
Equity to assets at period end	11.27	11.74
Net interest rate spread	1.82	2.28
Yield on average interest-earning assets	6.51	7.02
Non-performing loans to total assets	.01	.01
Allowance for loan loss to total loans	.45	.40

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of the Company and the Bank, and should be read in conjunction with the accompanying Consolidated Financial Statements.

General

The Company was formed in 1998. The Company's income on a consolidated basis is derived substantially from its investment in the Bank.

The Bank's results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest the Bank earns on its interest-earning assets and the rates the Bank pays on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's results of operations are also affected by noninterest income, including, primarily, income from customer deposit account service charges, gains and losses from the sale of investments and mortgage-backed securities and noninterest expense, including, primarily, compensation and employee benefits, federal deposit insurance premiums, office occupancy cost, and data processing cost. The Bank's results of operations are also affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond the Bank's control.

Market Risk Analysis

Qualitative Analysis. The Bank's assets and liabilities may be analyzed by examining the extent to which they are interest rate sensitive and by monitoring the expected effects of interest rate changes on the Bank's net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, then the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, then the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to address the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates and by originating loans with shorter terms to maturity such as construction, commercial and consumer loans. In addition, the Bank has invested in adjustable-rate mortgage-backed securities as an interest rate risk management strategy.

Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at December 31, 2001, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS. The -300bp scenario is not shown due to the current low interest rate environment.

Changes in Market	Net Portfolio Value			
Interest Rates	$ Amount	$ Change	% Change	NPV Ratio(1)
(basis points)	(Dollars in Thousands)			
+ 300	$ 9,075	$-8,013	-47%	6.28%
+ 200	$11,998	$-5,091	-30%	8.06%
+ 100	$14,714	$-2,375	-14%	9.61%
0	$17,088	-		10.85%
- 100	$17,588	$ 500	3%	10.96%
- 200	$16,598	$ -490	-3%	10.21%

(1) Calculated as the estimated NPV divided by present value of total assets.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in market rates of interest. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as many borrowers may be unable to service their debt in the event of an interest rate increase.

The Bank's board of directors reviews the Bank's asset and liability policies on an annual basis. The board of directors meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the board of directors with respect to the Bank's asset and liability goals and strategies. The Bank expects that its asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Financial Condition

Total assets increased $2.6 million, or 1.8%, to $152.7 million at December 31, 2001 from $150.0 million at December 31, 2000. The increase was primarily comprised of an increase of $5.8 million, or 92.0%, in investment securities and a $5.0 million, or 86.9%, increase in cash and cash equivalents, partially offset by decreases of $4.7 million, or 7.4%, in mortgage-backed securities and $4.3 million, or 6.7%, in loans receivable, net. The decreases in mortgage-back securities and loans arose primarily due to sales of mortgage-backed securities, increased repayments of mortgage-backed securities and loans in relation to purchases of mortgage-backed securities and loans and origination of loans. Cash flows from such decreases were invested in investment securities and cash and cash equivalents.

Total liabilities increased $3.0 million, or 2.3%, to $135.5 million at December 31, 2001 from $132.4 million at December 31, 2000. The increase was primarily attributable to a $2.8 million, or 3.5%, increase in deposits.

Total stockholders' equity decreased $410,000, or 2.3%, to $17.2 million at December 31, 2001 from $17.6 million at December 31, 2000. The decrease was primarily attributable to a $1.6 million increase in treasury stock, at cost, attributable to our stock repurchases during the year, partially offset by a $426,000 increase in retained earnings, reflecting net income of $637,000 for 2001 and $211,000 in cash dividends paid on common stock during 2001.

Average Balance Sheet

The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information. Average balances are based upon month-end balances, however, we do not believe the use of month-end balances differs significantly from an average based upon daily balances. There has been no tax equivalent adjustments made to yields.

	Year Ended December 31,					
	2001			2000		
	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable(1)	$ 60,983	$4,615	7.57 %	$ 60,375	$ 4,529	7.50%
Investment securities	9,061	522	5.76 %	6,298	401	6.37%
Mortgage-backed securities	63,206	3,798	6.01%	72,624	4,832	6.65%
Interest-bearing deposits	9,478	343	3.62%	1,060	69	6.51%
FHLB stock	2,650	179	6.75%	2,467	198	8.03%
Total interest-earning assets(1)	145,378	9,457	6.51%	142,824	10,029	7.02%
Noninterest-earning assets	5,495			6,365		
Total assets	$150,873			$149,189		
Interest-bearing liabilities:						
NOW and investment deposits	$ 23,627	478	2.02%	$ 24,142	559	2.32%
Savings and certificate accounts	58,926	3,006	5.10%	57,748	2,936	5.08%
FHLB borrowings	50,000	2,724	5.45%	47,966	2,657	5.54%
Total interest-bearing liabilities	132,553	6,208	4.68%	129,856	6,152	4.74%
Noninterest-bearing liabilities:	1,182			1,028		
Total liabilities	133,735			130,884		
Stockholders' Equity	17,138			18,305		
Total liabilities and stockholders' equity	$150,873			$149,189		
Net interest income		$3,249			$ 3,877	
Net interest rate spread(2)			1.82%			2.28%
Net earning assets	$ 12,825			$ 12,968		
Net yield on interest-earning assets(3)			2.23%			2.71%
Average interest-earning assets to average interest-bearing liabilities			109.68%			109.99%

(1) Includes non-accrual loans and loans held-for-sale. Calculated net of deferred loan fees, loan discounts, loans in process and the allowance for loan losses.
(2) Net interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

The table below sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

	Year Ended December 31, 2001 vs. 2000 Increase/(Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total
	(In thousands)			
Interest-earning assets:				
Loans receivable(1)	$ 46	$ 40	$ 0	$ 86
Investment securities	176	(38)	(17)	121
Mortgage-backed securities	(627)	(468)	61	(1,034)
Interest-bearing deposits	548	(31)	(243)	274
FHLB stock	15	(31)	(3)	(19)
Total interest-earning assets	158	(528)	(202)	(572)
Interest-bearing liabilities:				
NOW and money market deposits	(12)	(71)	2	(81)
Savings and certificate accounts	60	10	0	70
FHLB borrowings	113	(44)	(2)	67
Total interest-bearing liabilities	161	(105)	(0)	56
Increase in net interest income	$ (3)	$(423)	$(202)	$ (628)

Results of Operations for the Years Ended December 31, 2001 and 2000

Net Income. Our net income decreased $465,000 for the year ended December 31, 2001 to $637,000 as compared to $1.1 million for the year ended December 31, 2000. This decrease was primarily attributable to a $628,000, or 16.2%, decrease in net interest income and a $161,000, or 5.1%, increase in noninterest expense, offset by a $288,000, or 46.9%, decrease in income tax expense.

Net Interest Income. Net interest income is the most significant component of our income from operations. Net interest income is the difference between interest we receive on interest-earning assets, primarily loans, investment and mortgage-backed securities and interest we pay on interest-bearing liabilities, primarily deposits and borrowings. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

Our net interest income decreased $628,000, or 16.2%, to $3.3 million for the year ended December 31, 2001 compared to $3.9 million in 2000. The decrease in net interest income was due to a 51 basis point decrease in the average interest rate earned for 2001, partially offset by a 6 basis point decrease in the average interest rate paid for 2001. The 51 basis point decrease in the average interest rate earned for 2001 was primarily due to the decrease in the average rate earned on investment securities of 61 basis points and mortgage-backed securities of 64 basis points, as well as the reinvestment of cash into interest-earning deposits. The average balance of interest-earning deposits increased from $1.1 million in 2000 to $9.5 million in 2001, resulting in a larger portion of interest-earning assets being invested in such deposits in 2001. Such deposits generally earn a lower yield than other categories of interest-earning assets.

Our interest expense increased primarily as the result of an increase in the average balance of FHLB borrowings from $48.0 million in 2000 to $50.0 million in 2001 as well as an increase in the average balance of deposits from $81.9 million in 2000 to $82.6 million in 2001, partially offset by the aforementioned decrease in the average rate paid on interest-bearing liabilities.

As a result of the matters discussed above, our net interest rate spread decreased from 2.28% for the year ended December 31, 2000 to 1.82% for the year ended December 31, 2001. Given a continuation in the present interest rate environment, management does not expect any significant change in its net interest rate spread from the results experienced for the year ended December 31, 2001.

Provision for Loan Losses. Our provision for loan loss decreased $15,000 from $36,000 in 2000 to $21,000 in 2001 due to a lesser amount required to maintain an adequate allowance for loan losses. The allowance for loan losses was $268,000, or 0.45%, of net loans outstanding at December 31, 2001 compared to $256,000, or 0.40%, of net loans outstanding at December 31, 2000.

Historically, we have emphasized our loss experience over other factors in establishing the provision for loan losses. We review the allowance for loan losses in relation to (i) our past loan loss experience, (ii) known and inherent risks in our portfolio, (iii) adverse situations that may affect the borrower's ability to repay, (iv) the estimated value of any underlying collateral, and (v) current economic conditions. Management believes the allowance for loan losses is adequate to provide for probable losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

Noninterest income. Our noninterest income increased $21,000, or 2.0%, from $1,041,000 in 2000 to $1,062,000 in 2001. This increase in our noninterest income was due to a $147,000 increase in our deposit account service fees, offset by our loss on sale of mortgage-backed securities of $119,000 which occurred in the second quarter of 2001.

Noninterest expense. Our noninterest expense increased $161,000, or 5.1%, from $3,166,000 in 2000 to $3,327,000 in 2001. The increase in noninterest expense was primarily due to an increase of $53,000 in ESOP share value, $36,000 in compensation and $8,000 in employee medical insurance. Occupancy expense also increased by $45,000 reflecting updating cost for facilities and computer equipment. These increases were partially offset by an $18,000 decrease in ATM expense.

Income Tax Expense. Our income tax expense decreased $288,000 from $614,000 in 2000 to $326,000 in 2001. Our effective tax rate was 33.9% and 35.8% for the years ended December 31, 2001 and 2000, respectively.

Liquidity and Capital Resources

Our primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities and interest-bearing deposits with other banks, advances from the FHLB of Topeka and funds provided by operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. We use our liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity and to meet operating expenses. We are required by federal regulations to maintain adequate liquidity for our safe and sound operation.

Net cash provided by our operating activities (the cash effects of transactions that enter into our determination of net income *e.g.* non-cash items, amortization and depreciation, provision for loan losses) for the year ended December 31, 2001 was $1,543,000 as compared to $1,590,000 for the year ended December 31, 2000.

Net cash provided by our investing activities (*i.e.* cash payments and cash receipts, primarily from our investment securities and mortgage-backed securities portfolio and our loan portfolio) for the year ended December 31, 2001 totaled $2.4 million, an increase of $8.6 million from December 31, 2000. The change was primarily due to the sale of mortgage-backed securities in 2001 of $13.4 million compared to no sales in 2000, a decrease in loans purchased from $14.3 million in 2000 to $2.6 million in 2001, an increase in loan repayments in relation to loan originations, and an increase of principal repayments on mortgage-backed securities from $10.8 million in 2000 to $21.8 million in 2001. This was partially offset by the purchase of investment securities and mortgage-backed securities of $41.0 million in 2001 compared to no such purchases in 2000.

Net cash provided by our financing activities totaled $987,000 in 2001, a decrease of $5.2 million from 2000. The change was primarily due to the net FHLB borrowings $9.5 million in 2000 compared to no borrowing activity in 2001. This was offset by a $3.7 million increase in deposit cash flows from 2000 to 2001 and a decrease in treasury stock purchased of $639,000 from 2000 to 2001.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of the money over time due to inflation. The impact of inflation is reflected in the increase cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do no necessarily move in the same direction or to the same extent as the prices of goods and services.

KPMG

1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO 64199

Independent Auditors' Report

The Board of Directors
First Kansas Financial Corporation:

We have audited the accompanying consolidated balance sheets of First Kansas Financial Corporation and subsidiary (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Kansas Financial Corporation and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 25, 2002

KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
OSAWATOMIE, KANSAS

Consolidated Balance Sheets

December 31, 2001 and 2000
(In thousands, except per share data)

Assets	2001	2000
Cash and cash equivalents (note 2)	$ 10,694	5,723
Investment securities available-for-sale, at fair value (note 3)	12,139	—
Investment securities held-to-maturity, at cost (fair value of $6,194 (note 3)	—	6,322
Mortgage-backed securities available-for-sale, at fair value (note 4)	41,819	18,051
Mortgage-backed securities held-to-maturity, at cost (fair (value of $21,152 and $48,897, respectively) (note 4)	21,288	49,751
Loans receivable, net (note 5)	59,699	64,001
Stock in Federal Home Loan Bank (FHLB) of Topeka, at cost	2,650	2,650
Premises and equipment, net (note 6)	2,288	2,130
Real estate held for development (note 7)	357	357
Accrued interest receivable:		
Investment and mortgage-backed securities	482	456
Loans receivable	269	316
Cash surrender value of bank owned life insurance	750	—
Prepaid expenses and other assets	231	283
Total assets	$ 152,666	150,040
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits (note 9)	$ 84,323	81,484
Advances from borrowers for property taxes and insurance	179	196
Borrowings from FHLB of Topeka (note 10)	50,000	50,000
Accrued interest payable and other liabilities (note 11)	957	743
Total liabilities	135,459	132,423
Stockholders' equity (note 12):		
Preferred stock, $.10 par value; 2,000,000 shares authorized, none issued	—	—
Common stock, $.10 par value; 8,000,000 shares authorized, 1,553,938 shares issued	155	155
Additional paid-in capital	14,920	14,867
Treasury stock, 527,977 and 416,390 shares, respectively, at cost	(6,382)	(4,758)
Retained earnings	9,565	9,139
Unearned compensation	(1,150)	(1,387)
Accumulated other comprehensive income (loss)	99	(399)
Total stockholders' equity	17,207	17,617
Commitments (note 5)		
Total liabilities and stockholders' equity	$ 152,666	150,040

See accompanying notes to consolidated financial statements.

FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
OSAWATOMIE, KANSAS

Consolidated Statements of Earnings

Years ended December 31, 2001 and 2000
(In thousands, except per share data)

	2001	2000
Interest income:		
Loans	$ 4,615	4,529
Investment securities	522	401
Mortgage-backed securities	3,798	4,832
Interest-bearing deposits	343	69
Dividends on FHLB stock	179	198
Total interest income	9,457	10,029
Interest expense:		
Deposits (note 9)	3,484	3,495
Borrowings	2,724	2,657
Total interest expense	6,208	6,152
Net interest income	3,249	3,877
Provision for loan losses (note 5)	21	36
Net interest income after provision for loan losses	3,228	3,841
Noninterest income:		
Deposit account service fees	1,011	864
Loss on sale of mortgage-backed securities available-for-sale	(119)	—
Other	170	177
Total noninterest income	1,062	1,041
Noninterest expense:		
Compensation and benefits (note 12)	1,786	1,678
Occupancy and equipment	447	402
Federal deposit insurance premiums and assessments	57	56
Data processing	222	205
Deposit account processing fees	240	213
Amortization of premium on deposits assumed	61	61
Supplies expense	98	87
Advertising	122	128
Other	294	336
Total noninterest expense	3,327	3,166
Earnings before income tax expense	963	1,716
Income tax expense (note 11)	326	614
Net earnings	$ 637	1,102
Net earnings per share – basic	$ 0.66	0.96
Net earnings per share – diluted	0.64	0.96

See accompanying notes to consolidated financial statements.

FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
OSAWATOMIE, KANSAS

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2001 and 2000
(In thousands, except per share data)

	Preferred stock	Common stock	Additional paid-in capital	Treasury stock	Retained earnings	Unearned compensation	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 1999	$ —	155	14,842	(2,495)	8,289	(1,623)	(295)	18,873
Net earnings					1,102			1,102
Change in unrealized loss on available-for-sale securities, net of tax of $55							(104)	(104)
Total comprehensive income								998
Purchase of 194,761 shares of stock for the treasury	—	—	—	(2,263)	—	—	—	(2,263)
Allocation of ESOP shares	—	—	25	—	—	124	—	149
Amortization of RSP shares	—	—	—	—	—	112	—	112
Cash dividends paid ($0.20 per share)	—	—	—	—	(252)	—	—	(252)
Balance, December 31, 2000	—	155	14,867	(4,758)	9,139	(1,387)	(399)	17,617
Net earnings					637			637
Change in unrealized gain (loss) on available-for-sale securities arising during the period, net of tax of $257							498	498
Total comprehensive income								1,135
Purchase of 111,587 shares of stock for the treasury	—	—	—	(1,624)	—	—	—	(1,624)
Allocation of ESOP shares	—	—	53	—	—	125	—	178
Amortization of RSP shares	—	—	—	—	—	112	—	112
Cash dividends paid ($0.20 per share)	—	—	—	—	(211)	—	—	(211)
Balance, December 31, 2001	$ —	155	14,920	(6,382)	9,565	(1,150)	99	17,207

See accompanying notes to consolidated financial statements.

FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
OSAWATOMIE, KANSAS

Consolidated Statements of Cash Flows

Years ended December 31, 2001 and 2000
(In thousands)

	2001	2000
Cash flows from operating activities:		
Net earnings	$ 637	1,102
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Provision for loan losses	21	36
Depreciation	209	185
Amortization of premium on deposits assumed	61	61
Amortization of loan fees and premiums	35	29
Accretion of discounts and amortization of premiums on investment and mortgage-backed securities, net	202	(69)
Loss on sale of mortgage-backed securities available-for-sale	119	—
Allocation of ESOP shares and amortization of RSP shares	290	261
Change in accrued interest receivable, prepaids, and other assets	12	(98)
Change in accrued interest payable and other liabilities	(43)	83
Net cash provided by operating activities	1,543	1,590
Cash flows from investing activities:		
Loan repayments net of originations	6,842	(1,986)
Loans purchased	(2,596)	(14,347)
Maturities/calls of investment securities held-to-maturity	—	40
Principal repayments and maturities of mortgage-backed securities available-for-sale	16,471	2,576
Principal repayments and maturities of mortgage-backed securities held-to-maturity	5,311	8,192
Purchases of investment securities available-for-sale	(10,925)	—
Purchases of mortgage-backed securities available-for-sale	(30,047)	—
Proceeds from sale of mortgage-backed securities available-for-sale	13,434	—
Maturities/calls of investment securities available-for-sale	5,068	—
Purchase of FHLB stock	—	(536)
Investment in cash surrender value of bank owned life insurance	(750)	—
Additions of premises and equipment, net	(367)	(102)
Net cash provided by (used in) investing activities	$ 2,441	(6,163)

(Continued)

FIRST KANSAS FINANCIAL CORPORATION AND SUBSIDIARY
OSAWATOMIE, KANSAS

Consolidated Statements of Cash Flows

Years ended December 31, 2001 and 2000
(In thousands)

	2001	2000
Cash flows from financing activities:		
Net increase (decrease) in deposits	$ 2,839	(833)
Net increase (decrease) in advances from borrowers for taxes and insurance	(17)	54
Repayment of borrowings from FHLB	—	(10,500)
Proceeds from borrowings from FHLB	—	20,000
Purchases of common stock for treasury	(1,624)	(2,263)
Cash dividends paid on common stock	(211)	(252)
Net cash provided by financing activities	987	6,206
Net increase in cash and cash equivalents	4,971	1,633
Cash and cash equivalents at beginning of year	5,723	4,090
Cash and cash equivalents at end of year	$ 10,694	5,723
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ 396	601
Cash paid during the year for interest	6,244	6,071
Noncash activities:		
Loans transferred to real estate owned	$ —	18
Transfer of investment securities held-to-maturity to investment securities available-for-sale	6,322	—
Transfer of mortgage-backed securities held-to-maturity to mortgage-backed securities available-for-sale	23,093	—

See accompanying notes to consolidated financial statements.

(Continued)

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of First Kansas Financial Corporation and its wholly owned subsidiary, First Kansas Federal Savings Bank (the "Bank" and, collectively, the "Company"). Intercompany balances and transactions have been eliminated. The Company is principally engaged in single family home lending in the State of Kansas. The Company also makes consumer and commercial loans depending on the demand and management's assessment of the quality of such loans.

(b) Cash Equivalents

Cash equivalents consist of interest-bearing deposits in the Federal Home Loan Bank (FHLB) of Topeka and other financial institutions with an original maturity of three months or less.

(c) Investment Securities

The Company accounts for its investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Accordingly, investments are classified as held-to-maturity, which are carried at amortized cost, or available-for-sale, which are carried at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of other comprehensive income, net of related income taxes.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Amortization and accretion of premiums and discounts are computed using the interest method over the estimated life of the related security and are recorded as an adjustment of interest income. Gains and losses on sales are calculated using the specific identification method.

(d) Loans

Loans receivable that management has the intent and ability to hold until maturity or repayment are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

The Company determines at the time of origination whether mortgage loans will be held for the Company's portfolio or sold in the secondary market. Loans originated and intended for sale in the secondary market are recorded at the lower of aggregate cost or estimated market value. Fees received on such loans are deferred and recognized in income as part of the gain or loss on sale.

Loan origination, commitment and related fees, and certain direct origination costs related to loans for the Company's portfolio are deferred. The deferred fees and costs are amortized as an adjustment of yield over the contractual term of the individual loans using the interest method.

(Continued)

(e) Mortgage Banking Activities

At December 31, 2001 and 2000, the Company was servicing loans for others amounting to $428,000 and $283,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received.

(f) Provisions for Losses on Loans and Interest Receivable

Provisions for losses on loans receivable are based upon management's estimate of the amount required to maintain an adequate allowance for losses, relative to the risks in the loan portfolio. This estimate is based on reviews of the loan portfolio, including assessment of the estimated fair value of the related underlying collateral, and consideration of historical loss experience, current economic conditions, and such other factors which, in the opinion of management, deserve current recognition. Loans are charged off when the probability of loss is established, taking into consideration such factors as the borrower's financial condition, underlying collateral, and guarantees. Loans are also subject to periodic examination by regulatory agencies. Such agencies may require charge-offs or additions to the allowance based upon their judgments about information available at the time of their examination.

Accrual of interest income on loans is discontinued for those loans with interest more than ninety days delinquent or sooner if management believes collectibility of the interest is not probable. Management's assessment of collectibility is primarily based on a comparison of the estimated value of underlying collateral to the related loan and accrued interest receivable balances. When interest accrual is discontinued, all unpaid accrued interest is reversed. Nonaccruing loans are returned to accrual status when principal and interest are reasonably assured and a consistent record of performance has been demonstrated. Payments received on impaired or nonaccrual loans are applied to principal and interest in accordance with the contractual terms of the loan unless full payment of principal is not expected, in which case both principal and interest payments received are applied as a reduction of the carrying value of the loan.

A loan is considered impaired when it is probable the Company will be unable to collect all amounts due—both principal and interest—according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Impairment may also be measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, the Company measures impairment based on the fair value of the collateral when it determines foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.

The Company applies the methods described above to multifamily real estate loans, commercial real estate loans, and restructured loans. Smaller balance, homogeneous loans, including one-to-four-family residential and construction loans and consumer loans, are collectively evaluated for impairment.

(Continued)

(g) *Real Estate Owned and Held for Development*

Real estate properties acquired through foreclosure are initially recorded at the lower of cost or estimated fair value, less selling costs, at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas holding costs are expensed when incurred. Valuations are periodically performed by management and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value, less selling costs.

Real estate held for development consists of a parcel of land and improvements zoned for commercial development. The development is carried at cost. Direct costs, including interest, are capitalized as property costs during the development period. Gains on sales are recognized by allocating costs to parcels sold using the relative fair value method.

(h) *Stock in FHLB of Topeka*

The Company is a member of the FHLB system. As a member, the Company is required to purchase and hold stock in the FHLB of Topeka in an amount equal to the greater of 1% of unpaid residential loans or 5% of outstanding FHLB advances. FHLB stock is carried at cost.

(i) *Premises and Equipment*

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using both straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to thirty-five years. Major replacements and betterments are capitalized while normal maintenance and repairs are charged to expense as incurred. Gains or losses on dispositions are reflected in current operations.

(j) *Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective income tax bases.

(k) *Use of Estimates*

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(Continued)

(l) Adoption of New Pronouncement

The Company adopted SFAS No. 133, *Accounting for Derivative Financial Instruments and Hedging Activities* as of January 1, 2001. This adoption resulted in the reclassification of $23.1 million in mortgage-backed securities and $6.3 million in investment securities from the Company's held-to-maturity to its available-for-sale portfolio. Such reclassification increased accumulated comprehensive loss by $310,720 net of income taxes of $160,068. The adoption of SFAS No. 133 did not have any other impact on the Company's financial statements as the Company did not hold any derivative financial instruments during the periods covered by the accompanying financial statements.

(m) Earnings Per Common Share

Basic earnings per share is based upon the weighted average number of common shares outstanding during the periods presented. Basic earnings per share exclude dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share include the potential dilutive common shares outstanding during the period. Unallocated shares of common stock held by the employee stock ownership plan are not included in the weighted average shares outstanding computation.

The following schedule summarizes the number of average shares and equivalents used in the computation of earnings per share:

	2001	2000
Basic shares outstanding	966,286	1,152,383
Dilutive effect of stock options	31,166	—
Diluted shares outstanding	997,452	1,152,383

(Continued)

(n) Comprehensive Income

The Company's only component of the comprehensive income is the unrealized holding gains and losses on available-for-sale securities. Other comprehensive income (loss) for the years ended December 31 is as follows (in thousands):

		2001	2000
Change in unrealized holding gains (losses), net of income tax	$	733	(104)
Cumulative effect of change in accounting principle, net of tax (see notes 3 and 4)		(311)	—
Reclassification adjustment for loss included in net earnings, net of tax		76	—
Change in unrealized gain (losses) on available-for-sale securities arising during the period, net of tax	$	498	(104)

(2) Cash and Cash Equivalents

A summary of cash and cash equivalents follows (in thousands):

		2001	2000
Cash on hand	$	882	838
Deposits at other financial institutions		3,812	2,785
Overnight FHLB deposits		6,000	2,100
	$	10,694	5,723

(Continued)

(3) Investment Securities

The following is a summary of investment securities and information relating to amortized cost, approximate fair values, and unrealized gains (losses) at December 31, 2001 and 2000 is as follows (in thousands):

	2001			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale:				
U.S. government and agency obligations maturing after one year but within five years	$ 1,974	—	—	1,974
U.S. government and agency obligations maturing after five years but within ten years	1,095	5	(1)	1,099
U.S. government and agency obligations maturing after ten years	4,575	9	(11)	4,573
State and municipal obligations maturing after five years but within ten years	200	—	(1)	199
State and municipal obligations maturing after ten years	1,117	—	(45)	1,072
Other debt securities maturing after one year but within five years	1,863	37	—	1,900
Other debt securities maturing after five years but within ten years	519	—	(25)	494
Other debt securities maturing after ten years	828	—	—	828
	$ 12,171	51	(83)	12,139

	2000			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Held-to-maturity:				
U.S. government and agency obligations maturing after one year but within five years	$ 1,000	—	(1)	999
U.S. government and agency obligations maturing after five years but within ten years	2,000	—	(43)	1,957
U.S. government and agency obligations maturing after ten years	1,333	—	(45)	1,288
State and municipal obligations maturing after ten years	1,116	—	(39)	1,077
Other debt securities maturing after ten years	873	—	—	873
	$ 6,322	—	(128)	6,194

Effective January 1, 2001, the Company transferred the investment securities held-to-maturity portfolio amounting to $6,322,000 to the investment securities available-for-sale portfolio. This transfer was in conjunction with the Company's adoption of SFAS No. 133.

(Continued)

(4) Mortgage-Backed Securities

A summary of mortgage-backed securities and information relating to amortized cost, fair values, and unrealized gains (losses) at December 31, 2001 and 2000 is as follows (in thousands):

	2001			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
Government agency mortgage-backed securities:				
Federal Home Loan Mortgage Corporation (FHLMC)	$ 5,398	39	(22)	5,415
Federal National Mortgage Association (FNMA)	16,767	136	(38)	16,865
Government National Mortgage Association (GNMA)	1,792	61	—	1,853
Collateralized mortgage obligations	17,680	183	(177)	17,686
	$ 41,637	419	(237)	41,819
Held-to-maturity:				
Government agency mortgage-backed securities:				
FNMA	$ 7,959	—	(117)	7,842
GNMA	13,329	—	(19)	13,310
	$ 21,288	—	(136)	21,152

(Continued)

		2000			
		Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:					
Government agency mortgage-backed securities:					
FHLMC	$	1,290	—	(34)	1,256
FNMA		1,732	10	(6)	1,736
GNMA		2,790	25	—	2,815
Collateralized mortgage obligations		12,844	—	(600)	12,244
	$	18,656	35	(640)	18,051
Held-to-maturity:					
Government agency mortgage-backed securities:					
FHLMC	$	35	1	—	36
GNMA		14,194	16	(274)	13,936
GNMA		17,784	12	(267)	17,529
Collateralized mortgage obligations		17,738	12	(354)	17,396
	$	49,751	41	(895)	48,897

The Company's portfolio of government agency mortgage-backed securities and federal agency-backed collateralized mortgage obligations consists primarily of first and second tranche securities with expected maturities of three to five years. At December 31, 2001, the government agency mortgage-backed securities had a carrying value of $45,421,000 and consisted of approximately $31,911,000 of fixed rate securities and $13,510,000 of variable rate securities. The collateralized mortgage obligations had a carrying value of $17,686,000 and consisted of approximately $12,110,000 of fixed rate securities and $5,576,000 of variable rate securities. Collateralized mortgage obligations of the Company are generally government agency guaranteed.

Proceeds from the sale of available-for-sale securities in 2001 were $13,434,000. Gross gains of $21,247 and gross losses of $140,477 were realized on those sales in 2001. There were no sales of available-for-sale securities in 2000.

At December 31, 2001 and 2000, mortgage-backed securities with a carrying value of approximately $1,825,000 and $1,125,000, respectively, were pledged to secure public funds on deposit.

Effective January 1, 2001, the Company transferred mortgage-backed securities amounting to $23,093,000 to the mortgage-backed securities available-for-sale portfolio. This transfer was in conjunction with the Company's adoption of SFAS No. 133.

(Continued)

(5) Loans Receivable

Loans receivable consist of the following at December 31, 2001 and 2000 (in thousands):

	2001	2000
Mortgage loans:		
One-to-four family	$ 55,683	59,144
Commercial	543	848
Land	560	775
Construction	664	275
Total mortgage loans	57,450	61,042
Consumer loans	2,642	2,711
Commercial loans	310	674
Total	60,402	64,427
Less:		
Unearned premiums, discounts, and deferred fees	48	(44)
Allowance for loan losses	268	256
Undisbursed portion of loans in process	387	214
Total, net	$ 59,699	64,001

The Company evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance. The Company's primary lending area is in the State of Kansas.

The weighted average annual interest rates on mortgage loans approximated 7.24% and 7.48% at December 31, 2001 and 2000, respectively. Adjustable rate loans have interest rate adjustment limitations and are generally indexed to the national average cost of funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

At December 31, 2001, the Company had outstanding commitments to originate mortgage loans of $342,000 and outstanding commitments to purchase loans of $1,719,000. At December 31, 2000, the Company had outstanding commitments to originate mortgage loans of $11,000, and no outstanding commitments to purchase loans.

(Continued)

Loans made to directors and executive officers of the Company approximated $698,000 and $752,000 at December 31, 2001 and 2000, respectively. Such loans were made in the ordinary course of business. Changes in such loans for 2001 are as follows (in thousands):

Balance at January 1, 2001	$ 752
Additions	84
Amounts collected	(138)
Balance at December 31, 2001	$ 698

A summary of the activity in the allowance for loan losses follows (in thousands):

	2001	2000
Balance at beginning of year	$ 256	241
Provision	21	36
Charge-offs	(9)	(27)
Recoveries	—	6
Balance at end of year	$ 268	256

Loans delinquent ninety days or more at December 31, 2001 and 2000 aggregated $4,000 and $21,000, respectively. Impaired loans, exclusive of delinquent loans, were insignificant at December 31, 2001 and 2000.

(6) Premises and Equipment

Premises and equipment consist of the following (in thousands):

	2001	2000
Land	$ 213	213
Buildings and improvements	2,185	2,094
Construction in progress	—	24
Furniture and equipment	1,712	1,413
Total	4,110	3,744
Less accumulated depreciation	1,822	1,614
Total	$ 2,288	2,130

(7) Real Estate Held for Development

The Company's subsidiary acquired a parcel of land in 1996 in Paola, Kansas for the purpose of development and sale. There were no sales or transfers associated with the parcel of land during 2001 or 2000.

(Continued)

(8) Premium on Deposits Assumed

In accordance with the FSLIC Transfer Agreement dated November 19, 1982, the Company assumed certain deposits of the former North Kansas Savings Company, paying a premium on deposits assumed of $1,212,000. The Company is amortizing the premium over twenty years on the straight-line method. Accumulated amortization on such premium was $1,156,000 and $1,095,000, respectively, at December 31, 2001 and 2000. The unamortized balance of $56,000 at December 31, 2001 will be fully amortized in 2002.

(9) Deposits

Deposits are summarized as follows (in thousands):

	2001	2000
Noninterest bearing demand	$ 3,725	3,392
Savings and interest-bearing demand	29,394	27,732
Time	51,204	50,360
	$ 84,323	81,484

The weighted average interest rates on deposits approximated 4.01% and 4.94% at December 31, 2001 and 2000, respectively.

Scheduled maturities of time deposits at December 31, 2001 are as follows (in thousands):

2002	$ 36,976
2003	8,508
2004	3,802
2005	802
2006	667
Thereafter	449
Total	$ 51,204

A summary of interest expense is as follows (in thousands):

	2001	2000
Savings and time accounts	$ 3,006	2,936
Interest-bearing demand accounts	478	559
	$ 3,484	3,495

Certificates of deposit in amounts greater than or equal to $100,000 amounted to $4,463,000 and $2,683,000 at December 31, 2001 and 2000, respectively.

(Continued)

(10) **Borrowings From FHLB of Topeka**

Borrowings outstanding from the FHLB of Topeka at December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
4.92% interest and maturity date in January 2009, callable January 2004	$ 10,000	10,000
4.88% interest and maturity date in January 2009, callable January 2004	10,000	10,000
5.30% interest and maturity date in May 2009, callable April 2004	10,000	10,000
5.76% interest and maturity date in 2010, callable September 2001	10,000	10,000
5.92% interest and maturity date in 2010, callable September 2002	5,000	5,000
6.10% interest and maturity date in 2010, callable September 2003	5,000	5,000
	$ 50,000	50,000

FHLB borrowings are secured by all unpledged single and multifamily first mortgage loans, mortgage-backed securities, United States government and agency obligations, interest-bearing deposits in other financial institutions, stock in FHLB, and FHLB overnight deposits. Weighted average interest rates at December 31, 2001 and 2000 were 5.37% on such borrowings. At December 31, 2001, the Company could borrow up to $59.8 million from the FHLB of Topeka.

Principal maturities, based on original maturity, of borrowings from FHLB of Topeka at December 31, 2001 are as follow (in thousands):

Year	Amount
2009	$ 30,000
2010	20,000
	$ 50,000

(Continued)

(11) Income Taxes

The components of income tax expense from operations are as follows for the years ended December 31 (in thousands):

	2001			2000		
	Federal	State	Total	Federal	State	Total
Current	$ 332	47	379	599	75	674
Deferred	(49)	(4)	(53)	(56)	(4)	(60)
	$ 283	43	326	543	71	614

The reasons for the differences between the effective tax rates and the expected federal income tax rate of 34% are as follows:

	Percentage of earnings before income tax expense	
	2001	2000
Expected federal income tax rate	34.0 %	34.0
State taxes, net of federal tax benefit	3.0	3.0
Other, net	(3.2)	(1.2)
Effective income tax rate	33.8 %	35.8

(Continued)

Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Unrealized loss on available-for-sale securities	$ —	206
Employee benefits	83	69
Other, net	6	4
Allowance for loan losses	35	3
Deferred tax asset	124	282
Unrealized gain on available-for-sale securities	(51)	—
Premises and equipment	(118)	(119)
FHLB dividends	(162)	(162)
State taxes	(13)	(17)
Deferred tax liability	(344)	(298)
Net deferred tax liability, included in other liabilities	$ (220)	(16)

There was no valuation allowance required for deferred tax assets at December 31, 2001 or 2000. Management believes that it is more likely than not the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Prior to 1996, the Company was allowed to deduct the greater of an experience method bad debt deduction based on actual charge-offs or a statutory bad debt deduction based on a percentage (8%) of taxable income before such deduction. For income tax purposes, the Company used the experience methods in 1997 and 1998. Under the Small Business Job Projection Act (the Act) of 1996, the allowable deduction under the percentage of taxable income method was terminated for tax years beginning after 1995, and will not be available to the Company for future years. The Act also provides that federal income tax bad debt reserves accumulated since 1988 (the base year reserve) must be recaptured and included in taxable income over a six-year inclusion period beginning 1998. Included in the deferred income tax liability at December 31, 2001 and 2000 are $56,000 and $84,000, respectively, for this recapture.

Retained earnings at December 31, 2001 and 2000 include approximately $718,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions in years prior to 1988 for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

(Continued)

(12) Benefit Plans

(a) Pension and Retirement

The Company participates in a multiemployer, noncontributory defined benefit pension plan which covers all employees who have met eligibility requirements. The multiemployer plan does not provide information at the single employer level and the Company does not make disclosures similar to those of single employer plans. Qualified part-time and full-time employees over age twenty-one are eligible for participation after one year of service. Pension costs associated with the plan amounted to $2,820 and $1,500 for the years ended December 31, 2001 and 2000.

The Company has a defined contribution plan that covers substantially all employees. Employees may contribute up to 15% of their salary, subject to limitations under the Internal Revenue Code, and the Company matches 50% of the employee's contribution up to 6% of compensation. The Company's expense under the plan for the years ended December 31, 2001 and 2000 was $26,000 and $25,000, respectively.

In December 1997, the Company implemented a supplemental executive retirement plan (SERP) for the benefit of the Company's president that will provide enhanced benefits at retirement. Accruals under the SERP commenced during 1998, resulting in expenses of $42,000 for the years ended December 31, 2001 and 2000.

(b) Employee Stock Ownership Plan

During 1998, the Company established an employee stock ownership plan (ESOP). Through a loan from the Company, the ESOP acquired 124,315 shares of the Company's common stock. Employees age twenty-one or older who have completed one year of service with the Company are eligible to participate in the ESOP. Participants become 100% vested after five years. Contributions made by the Company to the ESOP will be used to repay the loan, and shares are allocated to participants by a formula based on total compensation. The cost of unallocated shares is presented as unearned compensation in the accompanying consolidated balance sheets. The Company recognizes additional compensation expense equal to the fair value of shares allocated. In connection with a principal reduction on the ESOP loan, 12,432 shares were released and the Company recognized $178,000 of compensation expense during 2001, and 12,432 shares were released and the Company recognized $149,000 of compensation expense during 2000. The fair value of the remaining 80,803 unallocated shares at December 31, 2001 aggregated approximately $1,155,000.

(Continued)

(c) *Stock Option Plan and Restricted Stock Plan (RSP)*

In February 1999, the Company instituted an RSP and a stock option plan. Pursuant to the RSP, the Company purchased 62,158 shares of common stock during March 1999. The cost of such shares, aggregating $660,429, has been recorded as unearned compensation in the accompanying consolidated balance sheet. During March 1999, the Company awarded 52,826 shares of common stock to key officers and directors. The fair value of the shares ($561,276) will be amortized to expense over their five-year vesting period. The Company recognized approximately $112,000 of compensation expense related to the amortization of the shares awarded for the years ended December 31, 2001 and 2000, respectively.

Pursuant to the stock option plan, the Company granted options to acquire 132,079 shares of common stock to certain key officers and directors in February 1999. The options enable the participants to purchase stock at an exercise price equal to the fair market value of the stock at the date of grant ($10.75 per share). The options vest over five years and expire in 2008. During 2001 and 2000, there were no options which were exercised or forfeited.

The Company applies Accounting Principles Board (APB) No 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements. SFAS No. 123 requires pro forma disclosures for companies that do not adopt its fair value method of accounting for stock-based employer compensation. Accordingly, the following pro forma information presents net earnings and earnings per share information for 2001 and 2000 as if the fair value method required by SFAS No. 123 has been used to measure compensation cost for stock options granted:

		2001	2000
Net earnings – as reported	$	637,000	1,102,000
Net earnings – pro forma	$	594,000	1,059,000
Basic earnings per share – as reported	$	.66	.96
Basic earnings per share – pro forma	$	.61	.92

The fair value of options granted in 1999 of $326,000 was estimated using the following weighted average information: risk-free interest rate of 6.5%, expected life of five years, expected volatility of stock price of 16.6%, and expected dividends of 2.0% per year.

At December 31, 2001, the exercise price and weighted average remaining contractual life of the outstanding options was $10.75 and 7.1 years, respectively.

At December 31, 2001, the number of options exercisable was 52,830 and the weighted average exercise price of those options was $10.75.

(13) Regulatory Capital Requirements

The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the Office of Thrift Supervision (OTS) promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 4% leverage capital ratio, and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements that require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Company, which are defined as well-capitalized, must generally have a leverage (core) capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions.

The Bank met all regulatory capital requirements at December 31, 2001 and 2000. The Bank's actual and required capital amounts and ratios as of December 31, 2001 and 2000 were as follows (dollars in thousands):

2001

	Actual		For capital adequacy purposes		To be well-capitalized under prompt corrective actions provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital (to tangible assets)	$ 16,046	10.54 %	$ 2,285	1.50 %	$ —	— %
Tier 1 leverage (core) capital (to adjusted tangible assets)	16,046	10.54	6,092	4.00	7,615	5.00
Risk-based capital (to risk-weighted assets)	16,310	31.97	4,082	8.00	5,102	10.00
Tier 1 risk-based capital (to risk-weighted assets)	16,046	31.45	—	—	3,061	6.00

2000

	Actual		For capital adequacy purposes		To be well-capitalized under prompt corrective actions provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital (to tangible assets)	$ 15,045	10.02 %	$ 2,252	1.50 %	$ —	— %
Tier 1 leverage (core) capital (to adjusted tangible assets)	15,045	10.02	6,005	4.00	7,506	5.00
Risk-based capital (to risk-weighted assets)	15,296	31.04	3,943	8.00	4,929	10.00
Tier 1 risk-based capital (to risk-weighted assets)	15,045	30.53	—	—	2,957	6.00

(Continued)

At the time of conversion, the Bank established a liquidation account in an amount equal to $7,038,000. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank, and only in such an event, eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock. The Bank may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account discussed below, or the regulatory capital requirements imposed by the OTS.

(14) Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customer financing needs. These financial instruments consist principally of commitments to extend credit. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The Company does not generally require collateral or other security on unfunded loan commitments until such time that loans are funded.

In addition to financial instruments with off-balance sheet risk, the Company is exposed to varying risks associated with concentrations of credit relating primarily to lending activities in specific geographic areas. The Company's primary lending area consists of the State of Kansas, and substantially all of the Company's loans are to residents of or secured by properties located in its principal lending area. Accordingly, the ultimate collectibility of the Company's loan portfolio is dependent upon market conditions in that area. This geographic concentration is considered in management's establishment of the allowance for loan losses.

The Company grants mortgage and consumer loans to customers primarily throughout its target market of the State of Kansas. Although the Company has a diversified loan portfolio, a substantial portion of the borrower's ability to honor their contracts is dependent upon the general economic condition of the target market.

(15) Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, and SFAS No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments, require that the Company disclose estimated fair values for its financial instruments, both assets and liabilities recognized and not recognized in the consolidated financial statements. Fair value estimates have been made as of December 31, 2001 and 2000 based on current economic conditions, risk characteristics of the various financial instruments, and other subjective factors at such date.

(Continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

(a) *Cash and Cash Equivalents*

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b) *Investment and Mortgage-Backed Securities*

The fair values of investment securities are estimated based on published bid prices or bid quotations received from securities dealers.

(c) *Loans Receivable*

The fair values of loans receivable are estimated using the option-based approach. Cash flows consist of scheduled principal, interest, and prepaid principal. Loans with similar characteristics were aggregated for purposes of these calculations.

(d) *Stock of FHLB*

The carrying amount of such stock is estimated to approximate fair value.

(e) *Accrued Interest*

The carrying amount of accrued interest is assumed to be its carrying value because of the short-term nature of these items.

(f) *Deposits*

The fair values of deposits with no stated maturity are deemed to be equivalent to amounts payable on demand. The fair values of certificates of deposit are estimated based on the static discounted cash flow approach using rates currently offered for deposits of similar remaining maturities.

(g) *Borrowings From FHLB of Topeka*

The fair values of FHLB advances are estimated based on discounted values of contractual cash flows using the rates currently available to the Company on advances of similar remaining maturities.

(Continued)

The approximate carrying value and estimated fair value of the Company's financial instruments are as follows (in thousands):

	December 31, 2001	
	Carrying value	Fair value
Financial assets:		
Cash and cash equivalents	$ 10,694	10,694
Investment securities (see note 3)	12,139	12,139
Mortgage-backed securities (see note 4)	63,107	62,971
Loans receivable	59,699	60,708
Stock in FHLB	2,650	2,650
Accrued interest receivable	751	751
Financial liabilities:		
Deposits	84,323	85,362
FHLB borrowings	50,000	53,118
Accrued interest payable	280	280

	December 31, 2000	
	Carrying value	Fair value
Financial assets:		
Cash and cash equivalents	$ 5,723	5,723
Investment securities (see note 3)	6,322	6,194
Mortgage-backed securities (see note 4)	67,802	66,948
Loans receivable	64,001	63,701
Stock in FHLB	2,650	2,650
Accrued interest receivable	772	772
Financial liabilities:		
Deposits	81,484	81,503
FHLB borrowings	50,000	49,695
Accrued interest payable	315	315

(Continued)

(h) *Limitations*

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

(16) Parent Company Condensed Financial Statements

Condensed Balance Sheets
December 31, 2001 and 2000
(In thousands)

Assets		2001	2000
Cash and cash equivalents	$	44	120
Loan to ESOP		808	932
Investment in and loan to subsidiary		16,558	16,519
Other assets		48	51
Total assets	$	17,458	17,622
Liabilities and Stockholders' Equity			
Accrued interest payable and other liabilities	$	251	5
Stockholders' equity		17,207	17,617
Total liabilities and stockholders' equity	$	17,458	17,622

Condensed Statements of Income
Years ended December 31, 2001 and 2000
(In thousands)

		2001	2000
Income:			
Equity in earnings of subsidiary	$	650	1,053
Interest on loans		71	172
Interest on investments		2	2
Total income		723	1,227
Expense, including income tax expense		86	125
Net income	$	637	1,102

(Continued)

Condensed Statements of Cash Flows
Years ended December 31, 2001 and 2000
(In thousands)

		2001	2000
Operating activities:			
Net income	$	637	1,102
Less equity in earnings of subsidiary		(650)	(1,053)
Adjustments to reconcile net income to net cash provided by operating activities:			
Release of unallocated ESOP shares and amortization of RSP		290	261
Change in other payables		246	(1)
Change in other assets		3	(33)
Net cash provided by operating activities		526	276
Investing activities:			
Decrease in investment in and loan to subsidiary, net		1,109	2,139
Decrease in loan to ESOP		124	125
Net cash provided by investing activities		1,233	2,264
Financing activities:			
Purchases of common stock for the treasury		(1,624)	(2,263)
Cash dividends paid on common stock		(211)	(252)
Net cash used by financing activities		(1,835)	(2,515)
Increase (decrease) in cash and cash equivalents		(76)	25
Cash and cash equivalents at beginning of year		120	95
Cash and cash equivalents at end of year	$	44	120

The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for the liquidation account established in connection with the conversion or the regulatory requirements imposed by the OTS.

Corporate Information

First Kansas Financial Corporation
600 Main Street
Osawatomie, Kansas 66064
(913) 755-3033

First Kansas Federal Savings Bank

Main Office
600 Main Street
Osawatomie, Kansas

Paola Office
1310 Baptiste Drive
Paola, Kansas

Fort Scott Office
2205 South Main
Fort Scott, Kansas

Louisburg Office
100 West Amity
Louisburg, Kansas

Beloit Office
125 North Mill
Beloit, Kansas

Phillipsburg Office
762 4th Street
Phillipsburg, Kansas

Board of Directors

Roger L. Coltrin
Chairman of the Board

Larry V. Bailey
President and Chief Executive Officer

Donald V. Meyer
Director

James E. Breckenridge
Director

Sherman W. Cole
Director

J. Darcy Domoney
Director

Executive Officers

Larry V. Bailey
President and Chief Executive Officer

Daniel G. Droste
Senior Vice President and Treasurer

Galen E. Graham
Senior Vice President and Secretary

Local Counsel
Winkler, Domoney & Schultz
131 South Pearl Street
Paola, Kansas 66071

Independent Auditor
KPMG LLP
1600 Commerce Bank Building
Kansas City, Missouri 64106

Special Counsel
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, D.C. 20005

Transfer Agent and Registrar
ComputerShare, Inc.
12039 West Alameda Parkway
Suite Z-2
Lakewood, Colorado 80228

The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call the Company's Corporate Secretary at the Company's main office. The Annual Meeting of Stockholders will be held on April 16, 2002 at 1:00 p.m. at the Company's office.